

November 1, 2022

Deborah Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

>   **Re: Hasbro, Inc.**
>   **Form 10-K for Fiscal Year Ended December 26, 2021**
>   **Response Dated October 21, 2022**
>   **File No. 001-06682**

Dear Deborah Thomas:

We have reviewed your October 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2022 letter.

Response Dated October 21, 2022

Risk Factors, page 28

1.   Your response to prior comment one does not appear to explain the basis for the disclosure that you "devote significant resources and expenditures to help achieve" your sustainability goals. Accordingly, please revise your disclosure to define the meaning of "significant" in this context.

Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing